UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81553 / September 7, 2017

Admin. Proc. File No. 3-17865

In the Matter of

BLINK TECHNOLOGIES, INC.
    (F/K/A EPUNK, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Blink Technologies, Inc. (f/k/a ePunk, Inc.), and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Blink Technologies, Inc. (f/k/a ePunk, Inc.).[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Blink Technologies, Inc. (f/k/a ePunk, Inc.), is revoked. The revocation is effective as of September 8, 2017.

        For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                        Brent J. Fields
                                        Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Citran Corp., Conolog Corp., Blink Technologies, Inc. (f/k/a Epunk, Inc.), and World Surveillance Grp., Inc.,* Initial Decision Rel. No. 1134 (May 11, 2017), 116 SEC Docket 14, 2017 WL 1953457. The Central Index Key number is for Blink Technologies, Inc. (f/k/a ePunk, Inc.), is 1418452.

INITIAL DECISION RELEASE NO. 1134
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17865

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CIRTRAN CORP., CONOLOG CORP., BLINK TECHNOLOGIES, INC. (F/K/A EPUNK, INC.), and WORLD SURVEILLANCE GROUP, INC.	INITIAL DECISION AS TO BLINK TECHNOLOGIES, INC. May 11, 2017

APPEARANCES: Neil J. Welch, Jr., and Kevin P. O'Rourke for the Division of Enforcement, Securities and Exchange Commission

Dean Miller for Blink Technologies, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

On March 3, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. On March 27, 2017, the Commission accepted a settlement offered by Respondent CirTran Corp. and revoked its registered securities. *CirTran Corp.*, Exchange Act Release No. 80317, 2017 SEC LEXIS 947. On April 14, 2017, I issued an initial decision on default that revoked the registrations of each class of registered securities of Conolog Corp. and World Surveillance Group, Inc. *CirTran Corp.*, Initial Decision Release No. 1122, 2017 SEC LEXIS 1136. The only remaining Respondent is Blink Technologies, Inc. (f/k/a ePunk, Inc.).

On March 9, 2017, one day after it was served with the OIP, Blink filed a Form 15, which is a certification and notice of termination of registration under Section 12(g) of the Exchange Act or suspension of duty to file reports under Section 13 and 15(d) of the Exchange Act.[1] Exchange Act Section 12(g)(4) provides that the registration of any class of securities "shall be terminated ninety days, or such shorter period as the Commission may determine, after the issuer files a certification

[1] Blink filed an amended Form 15 on the same day to correct a typographical error.

with the Commission that the number of holders of record of such class of security is reduced to less than 300 persons."[2] 15 U.S.C. § 78*l*(g)(4); *see also* 17 C.F.R. § 240.12g-4.

At the prehearing conference on March 28, 2017, Blink's CEO, Dean Miller, and an assisting attorney explained that the missing filings were caused by a lack of funds, and expressed the hope that Blink could withdraw its registration, and if it was successful in raising funds, file to register securities again later. Both company representatives requested that the Form 15 be allowed to take effect on June 7, 2017, which would be ninety days after it was filed. Tr. 7, 11. I waived the requirement that Blink file a written answer based on its CEO's representation that he thought it was sufficient that he had informed the Division directly of the company's position and that he participated in the prehearing conference. Tr. 12-14. The Division advocated revocation of Blink's registered securities. Tr. 9.

On April 4, 2017, I ordered Blink and the Division to set out their respective positions on "how to balance the need to protect investors with Blink's desire to rebuild its business." *CirTran Corp.*, Admin. Proc. Rulings Release No. 4733, 2017 SEC LEXIS 1041. On April 10, 2017, the Division submitted a statement of position (Statement) and a motion for ruling on the pleadings with a supporting brief (Motion). *See* 17 C.F.R. § 201.250(a). On April 12, 2017, Miller submitted a five-page letter in opposition and three pages from a stock transaction journal indicating trading for Blink from July 1, 2014, to April, 10, 2017.

Factual Findings

Blink does not dispute the factual allegations in the OIP, although it notes that it now has active corporate status in Nevada once more, of which I take official notice. Opp'n at 4; Nevada Secretary of State, http://nvsos.gov (last accessed May 5, 2017); 17 C.F.R. § 201.323. I also take official notice of Blink's filings with the Commission on EDGAR. 17 C.F.R. § 201.323 (official notice may be taken of "any matter in the public official records of the Commission"). The company's reports on EDGAR confirm many of the allegations in the OIP.

Blink Technologies, Inc., Central Index Key No. 1418452, is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2014, which reported a net loss of $564,655 for the prior nine months. As of March 1, 2017, the company's stock (symbol "PUNK") was quoted on OTC Link (formerly known as the "Pink Sheets"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2. On March 9, 2017, the company filed a Form 15 withdrawal from registration as noted above.

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[2] The Form 15 filed by Blink states that the company had 114 shareholders as of March 9, 2017. Blink relied on Rule 12g-4(a)(2) in filing its certification, which allows termination of registration where the issuer had fewer than 500 persons and where the issuer's total assets did not exceed ten million dollars on the last day of each of the issuer's most recent three fiscal years. The Commission shall, after notice and opportunity for hearing, deny termination of registration if it finds that the certification is untrue. 15 U.S.C. § 78*l*(g)(4).

Since there is no factual dispute, the question in this case concerns the sanction to be imposed. As discussed below, the Division requests that Blink's registration be revoked. Blink argues, on the other hand, that its Form 15 withdrawal of registration should be allowed to take effect on June 7, 2017, at which time the case against it would be dismissed.

Positions of the Parties

The Division's Position

In its Statement, the Division represents that absent revocation, Blink stock will continue to trade on the OTC Link after the Form 15 becomes effective because Commission registration is not required for such trading. Statement at 1. The Division maintains that investors are being harmed as long as Blink's stock is traded on over-the-counter markets when no current periodic reports are available to investors. *Id*. Thus, even if the Division of Corporation Finance declared the Form 15 effective immediately, Blink's stock would still trade and investors would be harmed.[3] *Id*. Exchange Act Section 12(j), however, "prohibits members of a national securities exchange, brokers, or dealers from effecting any transactions in any security where its registration has been revoked." *Id*. at 1-2. Accordingly, the Division maintains that revocation will protect investors. *Id*.

In its Motion, the Division explains that an order revoking each class of Blink's registered securities is appropriate because the company does not dispute the OIP's factual allegations. Mot. at 1. The Division, citing *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288 at *26 (May 31, 2006), argues that the periodic reports required by Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 are a cornerstone of efforts to protect the investing public and that a Section 12(j) proceeding is an important remedy to address public companies that deprive investors of information. Mot. at 2-3. The Division measured Blink's status against the five criteria set out in *Gateway*: the seriousness of the violations; whether the violations were isolated or recurrent; the issuer's degree of culpability; the issuer's efforts to remedy the violations; and the issuer's assurances against future violations. *Id*. at 4.

The Division considers Blink's failure to file quarterly and annual reports for over two years egregious, recurrent conduct that meets the standard for revocation of registration, and cites several cases. *Id*. at 4-5. It notes further that Blink did not file ten Forms 12b-25, notification of late filing, in connection with the missing periodic filings. *Id*. at 5; *see* 17 C.F.R. § 240.12b-25. The Division considers Blink highly culpable because it knew it was obligated to make periodic filings and to file Forms 12b-25 and failed to do either. Mot. at 5-6. The Division asserts that because as a Nevada corporation Blink is required to elect one fourth of its directors annually, it has violated Exchange Act Sections 14(a) and/or 14(c) by not filing annual proxies or information statements with the Commission every year since its 2007 registration, except 2014. *Id*. at 6; *see* Nev. Rev. Stat. § 78.330.15.

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[3] The Division of Corporation Finance has advised the Division that it will not accelerate the ninety-day period for Blink's Form 15. Statement at 1 n.1.

In a Form 8-K filed January 2, 2015, Blink reported that its CEO Dean Miller had been an officer or director since February 20, 2014. Mot. at 6. The Division faults Blink's CEO for failing to file a Form 3 required by Exchange Act Section 16(a) within ten days of when a person becomes an officer, director, or ten percent beneficial owner. *Id.* at 6-7. The Division represents that Blink has made no efforts to remedy the violations or provide any assurance of future compliance. *Id.* at 7-8.

The Division opines that revocation will ensure that until Blink "becomes current and compliant on its past and current filings, its shares cannot trade publicly on the open market (but may be traded privately)." *Id.* at 8. The Division views revocation as protecting investors who lack information and deterring other companies from similar behavior. *Id.*

Blink Technologies' Position

Blink's opposition focuses first on the business and strategy of the company before responding to the Division's position. Miller states that Blink has been a developer of next generation software since early 2015 and, among other things, has engineered and delivered a framework that provides cloud services without the necessity of a cloud service provider like Google, DropBox, or Amazon. Opp'n at 2. Blink believes that its software will allow it to dominate in select niche markets. *Id.*

Blink represents that on February 10, 2014, there was a merger and change of management for the company. *Id.* Blink's new management, which included Miller, filed a Form 8-K indicating its prior financial statements were not sufficiently reliable and began restating financial statements back to 2012. *Id.* at 2-3. Due to insufficient funds, the new management could not make filings beyond the 10-Q for the period ended June 30, 2014. *Id.* at 3. Blink considers it significant that it filed a Form 8-K that disclosed the merger, its attendant management and ownership changes, and provided audited financials, because it meant that "significant expenditures were made to both bring the Company into regulatory compliance (current and past) and complete the regulatory requirements mandated from a merger." *Id.*

On December 29, 2014, Blink filed a Form 12b-25 for an extension for the annual report for fiscal 2014, but then decided not to make any more filings until it had adequate resources to assure complete and adequate disclosure. *See id.* It did not file any further Forms 12b-25 because it considered it misleading to do so when it knew it was not able to prepare the periodic reports. *Id.*

Blink's new management team focused on completing the merger, getting the company current in its reporting—which meant going through a complete two year audit—and focusing on product development. *Id.* Miller represents that Blink has not engaged in promotional or marketing activities, nor investor relations. *Id.* at 3-4. Likewise, Blink has not issued any new shares since mid-2014 except for "shares issued to two board members, and several people in the form of settlements for conversions of other securities," and that stock purchases and sales have been effectively dormant.[4] *Id.* at 4. Three pages of the stock transfer journal which Blink provided show

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[4] Blink notes that there was a brief, unexplained period of trading in January of this year. Opp'n at 4.

that almost four million shares of Blink stock was issued in August and October 2014 and almost 21.9 million shares were transferred between August 4, 2014, and June 16, 2015. It does not indicate any more recent activity.

Miller states that Blink intends to file a new registration statement and provide two years of audited financials once it is financially sound. Opp'n at 5. Blink does not understand how it is causing harm to shareholders by pursuing its current course of action, given that it has taken no action to trade the stock and it is trying to rebuild the company. *Id*. at 4. It is Blink's view that the Division takes a draconian position in requesting the revocation of the registration of an issuer that has virtually no stock activity, does not disseminate promotional materials, and has voluntarily filed to withdraw from registration. *Id*. at 5.

Motion on the Pleadings

Rule of Practice 250(a) provides for a motion for ruling on the pleadings within fourteen days of a respondent's answer where, even accepting all the non-movant's factual allegations as true and drawing all inferences in the non-movant's favor, the movant is entitled to a ruling as a matter of law. 17 C.F.R. § 201.250(a). The fourteen day filing requirement is met because Blink was deemed to have answered on March 28, 2017, and the Division's Motion was filed on April 10, 2017. The following portion of the initial decision explains why the movant is entitled to a ruling as a matter of law.

Conclusions of Law

Blink, an issuer with securities registered under Section 12(g) of the Exchange Act, was required by Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 to file with the Commission current and accurate information in annual and quarterly reports and did not do so. 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). It is undisputed that Blink's failure to timely file annual and quarterly reports since it filed a quarterly report for the period ended June 30, 2014, violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Commission precedent is clear that in normal circumstances, Blink's failure to file reports would be sufficient grounds for revocation. Miller's position that his actions are reasonable and do not harm Blink's shareholders does not change the fact that the investing public can be harmed when a publicly traded company does not provide the public complete, timely, and accurate financial information. The criteria for determining whether a sanction is appropriate are:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the
> violations, the degree of culpability involved, the extent of the issuer's efforts to

remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.

Gateway Int'l Holdings, Inc., 2006 SEC LEXIS 1288 at *19-20. When measured against these criteria, revocation is appropriate. The absence of financial information due quarterly and annually over a two and a half years results in serious, recurrent violations. *See, e.g.*, *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Miller's actions as CEO are attributable to Blink, and Miller was highly culpable because he knew Blink should have filed periodic reports and he made a conscious decision to use available funds to instead focus on product development. *See* Opp'n at 3-4. Blink does not propose to remedy its past violations, and by filing a Form 15, it has eliminated its obligation to file periodic reports.[5]

The fact that Blink chose to focus its limited resources on activities other than preparing and submitting financial reports due to the Commission is incompatible with the primary importance that the Commission assigns to protections the statute established for the investing public. As I have stated previously,

> The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

CirTran Corp., 2017 SEC LEXIS 1136 at *6.

There are many cases setting out the Commission's position that revocation of an issuer's registered securities is appropriate where an issuer failed to file required periodic reports, and in some situations, the issuer's conduct was less egregious than Blink's. *See, e.g.*, *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *28 (Jan. 21, 2009) (revocation appropriate despite respondent's efforts to come into compliance); *Impax Labs., Inc.*, 2008 SEC LEXIS at *40 (same). Finally, the federal securities laws should be interpreted to effectuate the Congressional purpose to protect investors and the integrity of the American securities markets. *Charles E. Fontaine v. SEC*, 259 F. Supp. 880, 886 (D.P.R. 1966) (citing *SEC v. Capital Gains Research Bureau*, 375 U.S. 180, 195 (1963); *SEC v. C.M. Joiner Leasing Corp.*, 320 U.S. 344, 350-51 (1943); *Prudential Ins. Co. of Am. v. SEC*, 326 F.2d 383, 386 (3rd Cir., 1964)).

The situation here, however, is complicated by Blink's filing of a Form 15 to withdraw its registration. There have been several administrative proceedings where a respondent was allowed to withdraw its registration, despite the seriousness of its reporting violations. In the April 4, 2017,

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[5] Exchange Act Rule 12g-4(b) suspends an issuer's duty to file any reports immediately upon filing a certification on Form 15. 17 C.F.R. § 240.12g-4(b). If however the filing is withdrawn or denied, the issuer shall within sixty days of the event file all reports that would have been required had the Form 15 not been filed.

order, I cited one such case; however, there the Division acquiesced to Respondents' request to allow the Form 15 to become effective. *See Largo Vista Grp., Ltd.*, Initial Decision Release No. 486, 2013 SEC LEXIS 1317, at *2 (ALJ May 3, 2013) (Division did not object to withdrawal); *Largo Vista Grp., Ltd.*, Exchange Act Release No. 70803, 2013 SEC LEXIS 3461, at *2-3 (Nov. 4, 2013) (Commission dismissed proceeding). In other cases, registrations have been revoked despite the respondent's filing of a Form 15, although often those respondents have not otherwise participated in the proceeding. *See CNC Dev., Ltd.*, Exchange Act Release No. 70325, 2013 SEC LEXIS 2608, at *1 n.2, *8 (ALJ Sept. 5, 2013). What makes the case before me different is that the parties disagree about the appropriate outcome. The Division strongly believes that revocation is the only appropriate way to protect investors, and Blink argues that its withdrawal should be sufficient.

Thus, what I must resolve is why withdrawal of Blink's securities registration would not achieve the same result as revocation, which has been characterized by Blink as draconian. *See* Loss, Seligman and Parades, *Securities Regulation* 3.b, CCH IntelliConnect (last updated Nov. 2016). Although I did not find any cases that speak directly to this question, a deep dive into the subject of withdrawal versus revocation reveals a distinct dichotomy between the two concepts in the area of securities regulation. This distinction is articulated by *Guaranty Underwriters, Inc. v. Johnson,* Civil Action No. 513-J, 2 S.E.C. Jud. Dec. 719 (S.D. Fla. Sept. 4, 1942) (marked as unreported) (accessed on HeinOnline), *affirmed* 133 F.2d 54 (5th Cir. 1943).

In *Guaranty Underwriters*, the Commission initiated an administrative proceeding to revoke the registration of a broker-dealer and to suspend or expel the broker-dealer from membership in the National Association of Securities Dealers, Inc. (NASD), today known as FINRA.[6] After the hearing began, the broker-dealer filed to withdraw its registration, consented to the revocation of its registration, and sent a written resignation letter to the NASD. The Commission nonetheless proceeded with the hearing and the broker-dealer filed in district court to enjoin the hearing. The district court denied the broker-dealer's request on jurisdictional grounds, but still grappled with the distinction between withdrawal and revocation. It is worth noting at the outset that there is a significant difference between the case here and *Guaranty Underwriters*. As the court noted, the statute relevant to broker-dealers, 15 U.S.C. § 78o(b)(5), conditioned withdrawal on "such terms and conditions as the Commission may deem necessary in the public interest or for the protection of investors." The statutory provision at issue here, on the other hand, Exchange Act Section 12(g)(4), does not condition withdrawal of an issuer's registration of securities on a Commission finding of terms and conditions necessary in the public interest or for the protection of investors. Nevertheless, the court's finding still provides useful analysis of the difference between withdrawal and revocation:

> [T]here is quite a distinction in the position of one who could say, "I resigned." and one who says, "I was expelled." It is conceivable that instances could arise where expulsion, with the onus that goes with it, might be more appropriate than voluntary withdrawal. Furthermore, a dealer should not be permitted to place himself beyond

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[6] Much of the case law involves withdrawal of the registration of entities, rather than withdrawal of the registration of securities. Nevertheless, the discussion of the nature of withdrawal applies equally to both situations.

the jurisdiction of the Commission until he has fulfilled the obligations which he incurred while enjoying the franchise or privilege of a registered dealer with the Commission.

Guaranty Underwriters, 2 S.E.C. Jud. Dec. at 721.

In *Blaise D'Antoni & Associates, Inc. v. SEC*, 289 F.2d 276, 277 (5th Cir. 1961), the court upheld Commission action revoking a broker-dealer's registration based on violations of the net capital rule and denying its request to withdraw its registration instead. The court's opinion written by Circuit Judge Wisdom found that "[t]he net capital rule is one of the most important weapons in the Commission's arsenal to protect investors," and "[t]he question is not whether actual injuries or losses were suffered by anyone," because, in any event, the broker-dealer "subjected its customers to undue financial risks by conducting its business in violation of this rule." *Id*. The court held:

> In view of the company's violations in the past, the Commission was not unreasonable in attempting to protect the investing public against future violations. The Commission's order is not punitive; it is not a penalty imposed on the broker. Revocation and denial of registration are but means to protect the public interest.

Id. (citing *Pierce v. SEC*, 239 F.2d 160, 163 (9th Cir. 1956)). In *Peoples Securities. Co. v. SEC*, 289 F.2d 268, 274 (5th Cir. 1961), which was decided the same day and also authored by Circuit Judge Wisdom, the court rejected petitioners' position that they had an absolute right to withdraw their application to register as a broker-dealer under Section 15 of the Exchange Act, noting that an absolute right would allow an applicant to register, exploit investors, and then withdraw before the registration became effective, which would inappropriately "capitalize on the aroma of legality afforded by filing a registration statement."[7]

If Blink is allowed to withdraw its registration, there will be no recognition of the risk it caused to investors by failing to file periodic reports and nothing to cabin the potential for future harm. As noted above, only revocation under Exchange Act Section 12(j) prohibits broker-dealers from effecting transactions in a security. If a company withdraws its registration, however, broker-dealers may solicit trades in the stock if they can obtain updated financial information for the company, or if the "piggyback" exception still applies. *See* 17 C.F.R. §§ 240.15c2-11(e)(5), (f)(3). Thus, after its withdrawal, Blink would in theory be able to continue to trade on the over-the-counter markets, but significantly, it would not have to file periodic reports anymore. Given Blink's recurrent violations, such an outcome would be undesirable. Withdrawal would inappropriately allow Blink to exit gracefully, without any consequences for the years of reports it failed to file and the harm such conduct caused. Moreover, the company's ability to continue being quoted by broker-dealers could harm future investors. This, then, is a situation like the one

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[7] In another analogous situation, the court of appeals in *Columbia General Investment Corp. v. SEC*, 265 F.2d 559, 563 (5th Cir. 1959), upheld the Commission's authority under the Securities Act of 1933 to decline a corporation's request for withdrawal of a registration statement noting that the corporation had shares outstanding and was "using the very facilities of SEC and the mechanism of registration as a valuable phase in its sales promotion."

addressed by the court in *Guaranty Underwriters*, "where expulsion, with the onus that goes with it" would "be more appropriate than voluntary withdrawal." 2 S.E.C. Jud. Dec. at 721.

A Section 12(j) revocation is the strongest measure the Commission can take to protect investors where an issuer has not filed required periodic reports for an extended period despite delinquency letters sent by the Division of Corporation Finance requesting compliance. Still, revocation will not upend Blink's financial situation or prevent it from rebuilding its business. Trading may still occur on OTC Link, but no member of a national securities exchange, broker, or dealer will be able to participate. Thus, Blink's stock will still be traded privately, although it will not have the aura of registration, and will have the stigma of revocation, which Blink brought on itself.

For all the reasons stated, I grant the Division's motion for a ruling on the pleadings and revoke the registration of Blink's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Blink Technologies, Inc. (f/k/a ePunk, Inc.), are REVOKED.[8]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge

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[8] This order applies to all classes of Blink's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.